EXHIBIT 99.1

Colliers International Announces Leadership Change

Dylan Taylor tapped to lead Colliers Real Estate Services

TORONTO, Dec. 06, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI), a global leader in commercial real estate services and investment management, announced today that effective January 1, 2019, Dylan Taylor will become CEO of Colliers Real Estate Services focusing exclusively on the growth, operational effectiveness and client service opportunities in the Company’s rapidly growing real estate services segment. Jay Hennick, Global Chairman and CEO will continue to be responsible for overall strategy and execution across all the Company’s businesses including its recently established platform in investment management.

“Dylan Taylor’s appointment to CEO of Colliers Real Estate Services recognizes his success in building our operations over the last nine years. He will continue to be the driving force behind our growth in real estate services globally and perhaps most importantly, delivering exceptional client experience in the years to come,” said Jay Hennick, Global Chairman and CEO. “In 2015, we established an ambitious plan to double the size of our business by 2020 and I’m confident that with Dylan’s commitment and leadership, we will achieve this goal.”

Dylan Taylor is currently President and COO of Colliers International Group. Since joining the company in 2009 as CEO of the U.S. business, he has taken on increasingly senior positions including CEO of the Americas and Global Chief Operating Officer. Dylan is a Henry Crown Fellow of the Aspen Institute, an honour recognizing successful entrepreneurs who have had positive impacts in their communities. He is one of two real estate professionals inducted into the IAOP Leadership Hall of Fame. In 2017, he was recognized as one of the 70 most influential people in real estate and cited specifically for his thought leadership in shaping the real estate industry.

“I’m honoured to have been part of the exceptional Colliers growth story for almost a decade. My new appointment allows me to leverage my experience even further and lead an outstanding team of professionals that are amongst the best in the industry,” said Dylan Taylor. “There has never been a more exciting time for Colliers, as we focus on growing our global platform of services, attracting the best talent and delivering innovative solutions to clients that make a difference.”

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) is a top tier global real estate services and investment management company operating in 69 countries with a workforce of more than 13,000 professionals. Colliers is the fastest-growing publicly listed global real estate services and investment management company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide, and through its investment management services platform, has more than $20 billion of assets under management from the world’s most respected institutional real estate investors.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice to accelerate the success of its clients. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers is ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

Colliers is led by an experienced leadership team with significant equity ownership and a proven record of delivering more than 20% annualized returns for shareholders, over more than 20 years.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

COLLIERS INTERNATIONAL CONTACTS:

Jay S. Hennick
Global Chairman and CEO

John B. Friedrichsen
Chief Financial Officer | Global

(416) 960-9500